[COMMUNITY FINANCIAL LETTERHEAD]

March 25, 2010

VIA EDGAR

Amit Pande, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4720
100 F Street, N.E.
Washington, DC  20549

Re:	Community Financial Corporation
Form 10-K for the Fiscal Year Ended March 31, 2009
Form 10-Q for the Period ended June 30, 2009
Form 10-Q for the Period ended September 30, 2009
Form 10-Q for the Period ended December 31, 2009
File No. 0-18265

Dear Mr. Pande:

Below are our responses to the inquiries set forth in your letter to me dated February 23, 2010 (“Letter”).   Our responses are numbered to correspond to the numbered paragraphs contained in your Letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 1, Securities, page 65

1.	Our proposed disclosure in future filings regarding the reason for the material decrease in our investment portfolio as it related to the $11.5 million impairment charge will include the following:

During fiscal 2009 due to the conservatorship of Fannie Mae and Freddie Mac in September 2008 and the related restrictions on its outstanding preferred stock (including the elimination of dividends), the Company recorded an other than temporary impairment (OTTI) non-cash charge with respect to the Fannie Mae and Freddie Mac preferred stock it owned of $11.5 million. The OTTI non-cash charge was based on the closing quoted stock market values on March 31, 2009. The Company used guidance in ASC 320, Investments – Debt and Equity Securities, to determine the OTTI.

In accordance with ASC 740, Income Taxes, the Company was unable to recognize the deferred tax benefit related to the OTTI charge during the quarter ended September 30, 2008.  Tax laws in effect at September 30, 2008 characterized the loss as a capital loss.  The Company did not have sufficient capital gain income to offset the loss and therefore set up a valuation allowance related to the capital loss.  Subsequent to the September 30, 2008 quarter, the U.S. Congress passed the Emergency Economic Stabilization Act which re-characterized the OTTI loss on Fannie Mae and Freddie Mac preferred stock to

Mr. Amit Pande, Accounting Branch Chief
March 25, 2010

ordinary from capital for tax purposes. The tax benefit related to this loss of $11.5 million based on the Company’s approximate income tax rate of 38% was $4.4 million.  Therefore, the Company recognized the deferred tax asset during the quarter ended December 31, 2008, the period of enactment, as required by ASC 740.  The Company also determined that it had sufficient taxable income available in carryback years and probable future taxable income to fully recognize the deferred tax asset.

The loss for the September 30, 2008 quarter resulting from the OTTI charge caused the Company’s regulatory capital ratio to fall below “well capitalized,” which in turn caused the Company to be in non-compliance with applicable loan covenants on a $5.0 million line of credit.  The Company has entered into a Waiver and Loan Modification agreement with the lender to waive the previous non-compliance violations and has agreed to quarterly principal payments of $125,000.  The term of the loan has been extended to October 30, 2010.  See Note 8, “Borrowings” for additional information regarding the terms of the line of credit.

Note 8, “Borrowings” of the Notes to Consolidated Financial Statements in future filings will also contain information regarding the terms of this line of credit.

Note 5, Fair Value Measurements, page 71

2.	Our proposed disclosure in future filings regarding our fair value methodology for impaired loans will include the following:

At March 31, 2009, one loan, totaling $1.3 million, of the $7.9 million total of impaired loans was based on appraisals over two years old. The Company primarily used expected future cash flows and secondarily the original real estate appraisal and the real estate assessed value to determine the fair value of impaired loans in accordance with applicable Topics within the ASC and applicable regulatory guidance.  Therefore in accordance with ASC 820, the Company included these financial assets in Level 3 of the fair value hierarchy.

In general, descriptions in this context are intended to inform the reader of the possible methods used to best determine fair values of the collateral associated with impaired loans.  Management considers the current market property values, the economic conditions in the local market and the degree of maintenance on the property. Cost/benefit factors also impact the Company’s decision about whether to obtain more recent appraisals in evaluating specific reserves on impaired loans. The Company uses all relevant and timely information available to assess the value of impaired loans.

Form 10-Q for the period ended December 31, 2009

Note 10, Loans Receivable, Net, page 14

3.	Our future filings will include the following information regarding our methodology for the allowance for loan losses:

Mr. Amit Pande, Accounting Branch Chief
March 25, 2010

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb future loan losses currently inherent in the loan portfolio. The degree of impairment is measured on a loan-by-loan basis based on the fair value of the collateral if the loan is collateral dependent, the fair value of expected future cash flows or the loan’s market price. The degree of impairment and amount of allowance for each loan varies due to the above factors. The increase of $1.1 million in the allowance for loan losses at December 31, 2009 compared to March 31, 2009 reflects what management believes to be an appropriate increase in the allowance for loan losses related to the increase in non-performing assets. The decrease in the ratio of allowance to nonperforming assets from March 31, 2009 to December 31, 2009 reflects the variability of the allowance on a loan by loan basis based on the current collateral value and the other above factors.

In accordance with ASC 310, Receivables, a loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately indentify individual consumer and residential loans for impairment disclosure.  At December 31, 2009 and March 31, 2009, homogeneous loans totaling $3.8 million and $3.1 million were not included in the impaired loan disclosure and tested for specific impairment.  These loans were included in the allowance calculation as pools of loans in the general component with allocations based on historic charge-offs and qualitative factor adjustments deemed appropriate by management for these types of loans and their nonaccrual status.

4.	In our future filings, we will include the following discussion regarding the timing of the recognition of impairments to collateral dependent loans:

The Company uses real estate appraisals to value impaired loans and future cash flows or other appropriate methods to determine fair value. With the use of these methods, we provide valuation allowances for anticipated losses when management determines that a decline in the value of the collateral or expected cash flows has occurred.  The Company does not generally believe obtaining real estate appraisals as frequently as quarterly is of significant value in determining fair value. The delay between ordering and receiving an appraisal and our historical experience that real estate values rarely fluctuate significantly quarter to quarter are factors influencing this decision. Updated appraisals are obtained periodically and in those instances where management has reason to believe a material change may have occurred in the fair value of the collateral.  Evaluation of impairment requires judgment and estimates, and management uses all relevant and timely information available to determine specific reserves on impaired loans, including appraisals and cash flow analysis.  Loans are partially or completely charged off in the period when they are deemed uncollectible in accordance with ASC 310-35.

Regarding the fair value disclosures specifically included in the December 31, 2009 and March 31, 2009 disclosures, all impaired loans were included in Level 3 of the fair value hierarchy based on our methodology described above and in the relevant filings.  The loans were disclosed in the fair value measurements disclosure net of the related specific impairments.

Mr. Amit Pande, Accounting Branch Chief
March 25, 2010

Our accounting policies disclosure will be revised in future filings to discuss when we obtain updated appraisals and to describe in detail our alternative fair valuation methodologies when appraisals are not obtained.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you should have additional questions concerning this inquiry.

Sincerely,

/s/ R. Jerry Giles
R. Jerry Giles
SVP/CFO

cc:                 Edwin Adames, Senior Staff Accountant, SEC